Exhibit 99.1

FEMSA Files 2020 SEC Annual Report

Monterrey, Mexico, April 14, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) has filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission (SEC) and its annual report, for the same period, with the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange).

These reports are available on FEMSA's investor relations website at http://ir.femsa.com.

Shareholders may receive a hard copy of the report, which includes FEMSA’s audited financial statements, free of charge through the contact listed below.

Contact:
investor@femsa.com.mx
(52) 818-328-6167

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. FEMSA also participates in the specialized distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.